AH
6/8/2004

04019320

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED JUN 01 2004 WASH. D.C. 158 PROCESSING

SEC FILE NUMBER
8- 53020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2003 (MM/DD/YY) AND ENDING MARCH 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.K. COOPER & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 VON KARMEN AVENUE, SUITE 440
(No. and Street)

IRVINE,	CALIFORNIA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER G. MONTANO (949) 477-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WHITE, NELSON & CO. LLP
(Name – *if individual, state last, first, middle name*)

2400 E. KATELLA AVENUE, SUITE 900,	ANAHEIM	CALIFORNIA	92806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALEXANDER G. MONTANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. COOPER & COMPANY, INC., as of MARCH 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

Notary Public

SIEG SYLLA
Commission # 1413337
Notary Public - California
Orange County
My Comm. Expires Apr 24, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)

FORM X17A-5 PART III FACING PAGE AND FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

WHITE, NELSON & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

2400 EAST KATELLA AVENUE SUITE 900
ANAHEIM, CALIFORNIA 92806-5953
TEL 714-978-1300 FAX 714-978-7893
WEB SITE www.whitenelson.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
C.K. Cooper & Company, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of C.K. Cooper & Company, Inc. (a California corporation and a wholly-owned subsidiary) as of March 31, 2004, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.K. Cooper & Company, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III on pages 11, 12, and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

White, Nelson & Co. LLP

Anaheim, California
April 22, 2004

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS

Current Assets:		
Cash	$	48,758
Brokers Clearance Cash Accounts		46,946
Accounts Receivable		113,812
Investments In Marketable Securities		59,146
Other Current Assets		5,814
Total Current Assets		274,476
Property And Equipment:		
Computer Equipment		9,265
Total Property And Equipment, At Cost		9,265
Less: Accumulated Depreciation		(896)
Total Property And Equipment, At Net Book Value		8,369
Other Assets:		
Other Receivables		12,979
Total Other Assets		12,979
Total Assets	$	295,824

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$	38,204
Payable To Brokers		660
Accrued Liabilities		23,832
Income Taxes Payable		800
Total Current Liabilities		63,496
Stockholder's Equity:		
Common Stock - No Par Value; 10,000 Shares Authorized, Issued And Outstanding		6,000
Additional Paid-In Capital		586,566
Accumulated Deficit		(360,238)
Total Stockholder's Equity		232,328
Total Liabilities And Stockholder's Equity	$	295,824

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2004

Income:	
Commission Income	$ 1,242,329
Management And Advisory Revenue	1,114,947
Other Revenue	37,943
Interest Income	2,567
Unrealized Loss On Investments In Marketable Securities	(1,546)
Total Income	2,396,240
Operating Expenses:	
Commission Expense	680,103
Consulting And Registration Expense	12,435
Other Operating Expense	904,080
Regulatory Expense	4,702
Salaries And Wages	568,943
Total Operating Expenses	2,170,263
Operating Income Before Provision For Income Tax	225,977
Provision For Income Tax	800
Net Income	$ 225,177

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2004

	Common Stock				
	No. Of Shares Outstanding	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, March 31, 2003	10,000	$ 6,000	$ 573,566	$ (427,415)	$ 152,151
Contributions From Parent Company	-	-	13,000	-	13,000
Distributions To Parent Company	-	-	-	(158,000)	(158,000)
Net Income	-	-	-	225,177	225,177
Balance, March 31, 2004	10,000	$ 6,000	$ 586,566	$ (360,238)	$ 232,328

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2004

Cash Flows From Operating Activities:		
Net Income	$	225,177
Noncash Items Included In Net Loss:		
Depreciation Expense		896
Unrealized Loss On Investments In Marketable Securities		1,546
Changes In:		
Other Receivables From Brokers		6,453
Accounts Receivable		(77,271)
Other Current Assets And Other Receivables		7,335
Accounts Payable		24,221
Accrued Liabilities		10,750
Net Cash Provided By Operating Activities		199,107
Cash Flows From Investing Actitivities:		
Purchases Of Property And Equipment		(9,265)
Purchases Of Investments In Marketable Securities		(40,127)
Net Cash Used In Investing Activities		(49,392)
Cash Flows From Financing Activities:		
Capital Contributions From Parent Company		13,000
Distributions To Parent Company		(158,000)
Net Cash Used In Financing Activities		(145,000)
Net Increase In Cash		4,715
Cash At Beginning Of Year		90,989
Cash At End Of Year	$	95,704
Supplementary Cash Flow Information:		
Cash Paid During The Year For:		
Interest Expense	$	-
Income Tax	$	-

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
MARCH 31, 2004

Balance, March 31, 2004	$ -

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

NOTE A: Summary Of Significant Accounting Policies

(1) Principles Of Accounting – C.K. Cooper & Company, Inc.'s (the "Company") financial records are kept on the accrual basis of accounting, which is the same basis used for income tax purposes.

(2) Revenue Recognition - Revenue and operating costs are recognized using the accrual method of accounting.

(3) Cash And Cash Equivalents - For the purpose of the statement of cash flows, cash includes business checking and money market accounts held at commercial banks. The Company has defined cash equivalents as any highly liquid investments, with original maturities of less than 90 days. At March 31, 2004, there were no such cash equivalents.

(4) Accounts Receivable - Accounts receivable consists of trade accounts arising in the normal course of business. The Company uses the direct write-off method to account for bad debts, which does not result in amounts that differ materially from the allowance method required by accounting principles generally accepted in the United States of America. Accounts for which no payments have been received for 90 days, are considered delinquent and customary collection efforts are initiated. Uncollectible accounts are written-off at the discretion of management. For the year ended March 31, 2004, bad debt expense totaled $25,880.

(5) Marketable Securities - The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2004, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses of marketable securities are computed based on specific identifications of recorded cost, with the change in fair value during the period included in earnings.

(6) Property And Equipment - Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Property and equipment are depreciated over estimated useful lives of 5 years. Depreciation is computed using straight-line method for financial purposes and accelerated methods for income tax purposes. Depreciation expense for the year ended March 31, 2004, totaled $896.

(7) Advertising And Promotional Costs - Advertising and promotional costs are charged to operations when incurred. At March 31, 2004, advertising and promotional costs totaled $50,462, and are included in other operating expenses in the accompanying statement of operations.

NOTE A: Summary Of Significant Accounting Policies – (Continued)

(8) Income Taxes - The Company is included in the consolidated federal and state income tax return filed by the Parent Corporation. Federal and state income taxes are calculated as if the companies filed on a separate return basis. A provision for the state income taxes has been provided in the financial statements.

(9) Long-Lived Assets – The Company accounts for impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" SFAS No. 144 requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows are not sufficient to recover the assets' carrying amount. There was no impairment of the value of such assets for the period ended March 31, 2004.

NOTE B: Nature Of Operations, Risks, And Uncertainties – C.K. Cooper & Company, Inc. is an institutional and retail brokerage and investment banking firm. The firm provides a wide range of investment services to individuals, institutions and various corporate entities. C.K. Cooper & Company, Inc. was incorporated in January of 1981. The Company was acquired by C & K Capital Corporation in June of 1996, and is a wholly-owned subsidiary.

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company maintains cash balances at several financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000, at each institution. At March 31, 2004, the Company had no amounts on deposit in excess of federally insured limits.

NOTE C: Investments In Marketable Securities - The Company holds investments classified as trading securities recorded at fair market value in the amount of $59,146, with a cost basis of $42,697, as of March 31, 2004. In the current year, the Company has recognized an unrealized loss of $1,546.

NOTE D: Related Party Transactions - The Company has amounts due to an officer and shareholder of the Parent Company totaling $2,043 and $1,321 at March 31, 2004, which comprise of accounts payable and commissions payable, respectively.

NOTE D: **Related Party Transactions** – (Continued)

The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent Company. Amounts have been included in the accompanying statement of operations as other operating expenses. Rental expense for the year ending March 31, 2004, totaled $137,980.

For the year ending March 31, 2004, the Company has received $13,000 from its Parent Company which has been accounted for as additional paid-in capital in the accompanying financial statements.

NOTE E: **Net Capital Requirements** - The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company did not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain a minimum net capital, as defined, of $50,000. The Company had net capital, as defined, of $82,482 that was $32,482 in excess of its required net capital of $50,000.

NOTE F: **Employee Benefit Plan** - The Company sponsors a qualified 401(k) plan for all eligible employees. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company will make a profit sharing contribution of 3 percent or greater of the employees' compensation. At March 31, 2004, there were no employer contributions to the plan. Plan administrative expenses totaled $1,000 and are included in other operating expenses in the accompanying statement of operations.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2004

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE I - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2004

Net Capital:		
Total Stockholder's Equity	$	232,328
Less: Haircuts On Marketable Securities		(8,872)
Less: Non-Allowable Accounts Receivable		(113,812)
Less: Non-Allowable Other Current Assets		(5,814)
Less: Non-Allowable Property And Equipment, At Net Book Value		(8,369)
Less: Non-Allowable Other Receivables		(12,979)
Adjusted Net Capital	$	82,482
Aggregate Indebtedness	$	63,496
Computation Of Basic Net Capital Requirement:		
Minimum Capital Required	$	50,000
Excess Net Capital	$	32,482

See Independent Auditor's Report

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE II - RECONCILIATION OF NET CAPITAL AND
AGGREGATE INDEBTEDNESS TO AMOUNTS AS
REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
AS OF MARCH 31, 2004

	Aggregate Indebtedness	Net Capital
Total Stockholder's Equity/Aggregated Indebtedness As Reported In Company's Part IIA (Unaudited) FOCUS Report	$ 36,325	$ 286,981
Net Audit Adjustments	27,171	(54,653)
Less: Non-Allowable Assets As Per Schedule I	-	(149,846)
Net Capital/Aggregated Indebtedness After Audit Adjustments And Non-Allowable Assets	$ 63,496	$ 82,482

See Independent Auditor's Report

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE III - EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF MARCH 31, 2004

A computation for determination of reserve requirements and information relating to possession or control requirements has not been provided because the Company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2). The Company intends to effectuate all future financial transactions through one or more bank accounts, each to be designated as "special accounts for the exclusive benefit of customers of C.K. Cooper & Company, Inc."

OTHER REPORTS

WHITE, NELSON & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

2400 EAST KATELLA AVENUE SUITE 900
ANAHEIM, CALIFORNIA 92806-5953
TEL 714-978-1300 FAX 714-978-7893
WEB SITE www.whitenelson.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
C.K. Cooper & Company, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of C.K. Cooper & Company, Inc. (a California corporation and a wholly-owned subsidiary), for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that an error or fraud in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-15(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

White, Nelson & Co. LLP

Anaheim, California
April 22, 2004